Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 30, 2014

Relating to Preliminary Prospectus dated September 30, 2014

Relating to Registration No. 333-196584

Vascular Biogenics Ltd.

On September 30, 2014, Vascular Biogenics Ltd. (the ‘‘Company’’) filed Post-Effective Amendment No. 1 to its Registration Statement on Form F-1 (Registration Statement No. 333-196584) (the ‘‘Registration Statement’’) to update and supplement certain disclosures that had been provided in its preliminary prospectus dated July 16, 2014 (the ‘‘Initial Preliminary Prospectus’’). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Post-Effective Amendment No. 1 to the Registration Statement (the ‘‘Preliminary Prospectus’’). These changes primarily reflect a decrease in the expected initial public offering price to a price of $6.00 per share, an increase in the number of shares being offered, the resulting decrease in net proceeds to the Company from the offering, and the change in the amount that certain of our existing shareholders have indicated an interest in purchasing in this offering of up to an aggregate of approximately $24.3 million of our ordinary shares (which represents a decrease in the dollar amount, but an increase in the proportion of the total shares we are offering, that certain of our existing shareholders have indicated an interest in purchasing).

Prior Initial Public Offering

On July 30, 2014, we entered into an underwriting agreement for our initial public offering. However, that underwriting agreement was terminated on August 7, 2014 by those underwriters party thereto prior to closing, after one of our existing shareholders did not fund payment for shares it had previously agreed to purchase in the offering. Our shares had begun trading on The NASDAQ Global Market on a when-issued basis under the ticker symbol “VBLX.” As a result of the termination of the underwriting agreement, trading was terminated and no shares were issued. The Preliminary Prospectus describes a revised offering of our shares. Following the execution of a new underwriting agreement with the underwriters, we anticipate our shares trading on The NASDAQ Global Market under a new ticker symbol, “VBLT.”

Adjusted Clinical Development Plans and Strategy

As a result of the reduction of the net proceeds from the offering, our clinical plans and development milestones for our product candidates and our strategy have changed as follows:

•	We now intend to begin our Phase 3 pivotal trial of VB-111 in rGBM in the first half of 2015, subject to the FDA being satisfied with the potency release assay to be used in the trial, and we expect that the net proceeds of this offering will only be sufficient to fund our operations through the receipt of interim data from this trial, which we estimate that we will receive in the second half of 2016. In order to complete this Phase 3 trial, we will need to obtain funding in addition to the proceeds from this offering. Subject to our ability to raise such additional funding, we expect to complete the trial in the second half of 2017.

•	Although we intend to allocate a certain portion of the net proceeds of this offering toward the pre-clinical development of follow-on Lecinoxoid product candidates, we no longer intend to use the net proceeds of this offering to conduct clinical trials for any of these product candidates. We will need to obtain funding in addition to the proceeds from this offering to fund the clinical development of these next generation Lecinoxoid product candidates.

•	We no longer intend to pursue the construction of a large-scale manufacturing facility that would enable us to manufacture commercial quantities of VB-111 at this time. The construction of such a facility will be subject to obtaining financing in addition to the proceeds of this offering.

Deutsche Bank Securities

JMP Securities	Oppenheimer & Co.

A copy of the Preliminary Prospectus is included in Post-Effective Amendment No. 1 to the Registration Statement and can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1603207/000119312514358338/d783234dposam.htm

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the ‘‘SEC’’) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, or by calling (800) 503-4611 or emailing a request to prospectus.cpdg@db.com.

THE OFFERING

Ordinary shares offered	6,666,667 ordinary shares

Ordinary shares to be outstanding immediately after this offering	19,804,923 ordinary shares

Underwriters’ option to purchase additional shares	1,000,000 ordinary shares

Expected initial public offering price	$6.00 per share

Proposed NASDAQ Global Market symbol	“VBLT”

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $34.4 million, or approximately $40.0 million if the underwriters exercise their option to purchase additional ordinary shares in full, based upon an assumed initial public offering price of $6.00 per ordinary share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We estimate that these net proceeds, together with our existing cash, cash equivalents and short-term bank deposits, will be sufficient to fund our operations for at least the next 27 months.

We expect to use the net proceeds from this offering to fund the clinical development of VB-111 and VB-201 and for working capital and general corporate purposes, including funding the costs of operating as a public company. The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth below.

Insider participation	Certain of our existing shareholders, including affiliates of our directors, have indicated an interest in purchasing up to an aggregate of $24.3 million of our ordinary shares in this offering at the initial public offering price. Assuming an initial public offering price of $6.00 per share, these existing shareholders would purchase an aggregate of approximately 4,050,000 of the 6,666,667 shares offered in this offering based on these indications of interest. If our existing shareholders purchase all of the shares that they have indicated an interest in purchasing in this offering, the ownership of this group will increase to 72.5% following this offering.

However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell fewer or no shares in this offering to any of these shareholders, or any of these shareholders may determine to purchase fewer or no shares in this offering.

Summary Financial Data	The disclosure set forth in the Preliminary Prospectus under “Summary Financial Data” has been updated in its entirety to read as set forth below.

Capitalization	The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth below.

Dilution	The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth below.

Risk Factors	We have included a new risk factor in the “Risk Factors” section of the Preliminary Prospectus, as set forth below.

SUMMARY FINANCIAL DATA

The following tables summarize certain financial data for our business. You should read the following summary financial data in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in the Preliminary Prospectus.

We derived the statement of comprehensive loss data for the years ended December 31, 2012 and 2013 and the statement of financial position data as of December 31, 2013 from our audited financial statements included in the Preliminary Prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future period. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2012	2013
	(in thousands, except per- share data)
Statement of comprehensive loss data:
Research and development expenses, net	$10,572	$13,508
General and administrative expenses	1,897	2,452

Operating loss	12,469	15,960

Financial income	(295)	(240)
Financial expenses:
Loss from change in fair value of convertible loan	—	1,638
Other financial expenses	51	12

Financial expenses (income), net	(244)	1,410

Loss	$12,225	$17,370

Loss per ordinary share, basic and diluted (1)	$11.13	$15.82

Weighted average ordinary shares outstanding, basic and diluted (1)	1,098,248	1,098,248

Pro forma loss per share attributable to ordinary shareholders, basic and diluted (unaudited) (1)		$1.31

Pro forma weighted average ordinary shares outstanding, basic and diluted (unaudited) (1)		12,051,911

(1)	See Note 13 to our financial statements in the Preliminary Prospectus for further details on the calculation of basic and diluted loss per ordinary share and the calculation of basic and diluted pro forma loss per share attributable to ordinary shareholders.

The following table presents our statement of financial position data:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the sale of 413,096 Series E preferred shares in our Series E financing that closed on May 15, 2014 for $4.9 million, (ii) the conversion of our convertible loan into 1,082,235 additional Series E preferred shares in connection with such financing, (iii) the conversion of all of our outstanding preferred shares, including those issued in the Series E financing and upon conversion of our convertible loan, into 11,564,897 ordinary shares immediately prior to the closing of this offering, and (iv) the issuance of 342,977 ordinary shares immediately prior to the closing of this offering pursuant to certain anti-dilution rights set forth in our articles of association; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of ordinary shares in this offering at an assumed initial public offering price of $6.00 per ordinary share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 2013
	Actual	Pro forma		Pro forma as adjusted
	(in thousands)
Statement of financial position data:
Cash and cash equivalents and short-term bank deposits	$10,871	$15,809	(1)	$50,204
Total assets	11,827	16,765	(1)	51,160
Total liabilities	35,410	4,371		4,371
Total equity (capital deficiency)	(23,583)	12,394		46,789

(1)	Does not reflect cash expenditures since December 31, 2013. Our cash, cash equivalents and short-term bank deposits as of August 31, 2014 were $7.0 million.

The pro forma and pro forma as adjusted information above is illustrative only, and our financial position following the completion of this offering will depend on the actual initial public offering price and other terms of our initial public offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per ordinary share would increase (decrease) the pro forma as adjusted total amount of each of cash and cash equivalents and short-term bank deposits, total assets and total equity (capital deficiency) by $6.2 million, assuming that the number of shares offered by us as set forth on the cover of the Preliminary Prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease) those same amounts by $5.6 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from our issuance and sale of ordinary shares will be approximately $34.4 million, or approximately $40.0 million if the underwriters exercise their option to purchase additional ordinary shares in full, based upon an assumed initial public offering price of $6.00 per ordinary share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $6.2 million, assuming the number of shares offered by us, as set forth on the cover page of the Preliminary Prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $5.6 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal reasons for this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our ordinary shares. We expect to use the net proceeds from this offering as follows:

•	approximately $20.0 million to fund clinical development costs of VB-111 in rGBM;

•	approximately $1.5 million to fund clinical development costs of VB-111 in other indications;

•	approximately $3.8 million to fund development costs of VB-201;

•	approximately $1.0 million for pre-clinical development of follow-on Lecinoxoid product candidates;

•	approximately $0.3 million, representing 1% of the net proceeds of this offering, to satisfy a payment obligation triggered upon our initial public offering pursuant to an agreement with Tel Hashomer—Medical Research, Infrastructure and Services Ltd.; and

•	the remainder for working capital and general corporate purposes, including funding the costs of operating as a public company.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents and short-term investments, we estimate that such funds will enable us to fund our operating expenses and capital expenditures requirements for at least 27 months and will be sufficient to enable us receive interim data from our planned Phase 3 clinical trial of VB-111 in rGBM, to complete our Phase 2 clinical trial for VB-111 in thyroid cancer, to complete our Phase 1/2 clinical trial for VB-111 in ovarian cancer and to complete our Phase 2 clinical trials for VB-201 in psoriasis and ulcerative colitis.

As of the date of this free writing prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research and development efforts, the progress of our clinical trials, our operating costs and capital expenditures and the other factors described under “Risk Factors” in the Preliminary Prospectus. Accordingly, we will retain the discretion to allocate the net proceeds of this offering, and we reserve the right to change the allocation of the net proceeds among the uses described above.

Pending these uses, we intend to invest the net proceeds from this offering in investment-grade, interest-bearing instruments, securities or certificates of deposit.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term bank deposits and capitalization as of December 31, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the sale of 413,096 Series E preferred shares in our Series E financing that closed on May 15, 2014 for $4.9 million, (ii) the conversion of our convertible loan into 1,082,235 additional Series E preferred shares in connection with such financing, (iii) the conversion of all of our outstanding preferred shares, including those issued in the Series E financing and upon conversion of our convertible loan, into 11,564,897 ordinary shares immediately prior to the closing of this offering, (iv) the issuance of 342,977 ordinary shares immediately prior to the closing of this offering pursuant to certain anti-dilution rights set forth in our articles of association, and (v) the adoption of our amended and restated articles of association prior to the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of ordinary shares in this offering at an assumed initial public offering price of $6.00 per ordinary share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will depend on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in the Preliminary Prospectus.

	December 31, 2013
	Actual	Pro Forma		Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents and short-term bank deposits	$10,871	$15,809	(1)	$50,204	(1)

Convertible loan	$31,039	$—		$—

Equity (capital deficiency):
Ordinary shares, NIS 0.01 par value per share; 2,044,005 shares authorized, actual; 70,000,000 shares authorized pro forma and pro forma as adjusted; 1,098,248 shares issued and outstanding, actual; 13,006,122 shares issued and outstanding, pro forma; 19,672,789 shares issued and outstanding, pro forma as adjusted	1	9		55
Preferred shares, NIS 0.01 par value per share; 2,955,995 shares authorized, actual; 10,069,566 shares issued and outstanding, actual; no shares authorized issued or outstanding, pro forma and pro forma as adjusted	7	—		—
Other comprehensive income	29	29		29
Additional paid-in capital	86,133	122,109		156,458
Accumulated deficit	(109,753)	(109,753)		(109,753)

Total equity (capital deficiency)	(23,583)	12,394		46,789

Total capitalization	$7,456	$12,394		$46,789

(1)	Does not reflect cash expenditures since December 31, 2013. Our cash, cash equivalents and short-term bank deposits as of August 31, 2014 were $7.0 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per ordinary share would increase (decrease) the pro forma as adjusted total amount of each of cash and cash equivalents and short-term bank deposits, additional paid in capital, total equity (capital deficiency) and total capitalization by $6.2 million, assuming that the number of shares offered by us, as set forth on the cover of the Preliminary Prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease) those same amounts by $5.6 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares shown as outstanding in the table above is based on 13,006,122 ordinary shares outstanding on an as-converted basis as of December 31, 2013 and excludes:

•	1,642,348 ordinary shares issuable upon the exercise of share options and warrants outstanding as of December 31, 2013 at a weighted average exercise price of $2.47 per share;

•	374,909 ordinary shares issuable upon the exercise of share options we expect to grant immediately following the closing of this offering; and

•	928,288 additional ordinary shares that will be reserved for future issuance under our equity incentive plans following the closing of this offering, as more fully described in the Preliminary Prospectus under “Management—Share Incentive Plans.”

Subsequent to December 31, 2013, share options were exercised to purchase 132,134 ordinary shares at a weighted average purchase price of $2.01 per share.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our ordinary shares.

As of December 31, 2013, our net tangible book value (deficit) was $(23.6) million, or $(2.05) per share (assuming the conversion of the then outstanding preferred shares into ordinary shares). On a pro forma basis, after also giving effect to the sale of Series E preferred shares in our Series E financing, the conversion of our convertible loan into Series E preferred shares, and the conversion of all of our Series E preferred shares, which will occur immediately prior to the closing of this offering, our pro forma net tangible book value would have been $12.4 million, or $0.95 per share.

After giving further effect to our issuance and sale of 6,666,667 ordinary shares in this offering at an assumed initial public offering price of $6.00 per ordinary share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $46.8 million, or $2.38 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $1.43 per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $3.62 per share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$6.00

Net tangible book value (deficit) per share as of December 31, 2013	$(2.05)
Increase in net tangible book value per share attributable to the Series E financing and the conversion of our convertible loan and our outstanding Series E preferred shares	3.00

Pro forma net tangible book value per share before this offering	0.95
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	1.43

Pro forma as adjusted net tangible book value per share after this offering		2.38

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$3.62

A $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per ordinary share would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $0.31 per share and increase (decrease) the dilution to new investors by $0.31 per share, in each case assuming the number of shares offered by us, as set forth on the cover page of the Preliminary Prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering, and increase (decrease) the dilution to investors participating in the offering, by approximately $0.15 per share, assuming in each case that the assumed initial public offering price remains the same.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value will increase to $2.53 per share, representing an immediate additional increase in pro forma net tangible book value to existing shareholders of $0.15 per share and an immediate additional dilution in pro forma net tangible book value of $0.15 per share to new investors.

The following table summarizes, as of December 31, 2013, on the pro forma as adjusted basis as described above, the number of our ordinary shares, the total consideration and the average price per share paid to us by existing shareholders and to be paid by new investors acquiring our ordinary shares in this offering at an assumed initial public offering price of $6.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Acquired		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
			(in millions)
Existing shareholders	13,006,122	66.1%	$113.4	73.9%	$8.72
New investors	6,666,667	33.9	40.0	26.1	6.00

Total	19,672,789	100.0%	$153.4	100.0%

The number of shares shown as outstanding in the table and the discussion above is based on 13,006,122 ordinary shares outstanding on an as-converted basis as of December 31, 2013 and includes the conversion of our convertible loan into Series E preferred shares, the sale of Series E preferred shares in our Series E financing and the conversion of all of our Series E preferred shares into ordinary shares, and excludes:

•	1,642,348 ordinary shares issuable upon the exercise of share options and warrants outstanding as of December 31, 2013 at a weighted average exercise price of $2.47 per share;

•	374,909 ordinary shares issuable upon the exercise of share options we expect to grant immediately following the closing of this offering; and

•	928,288 additional ordinary shares that will be reserved for future issuance under our equity incentive plans following the closing of this offering, as more fully described in the Preliminary Prospectus under “Management—Share Incentive Plans.”

Subsequent to December 31, 2013, share options were exercised to purchase 132,134 ordinary shares at a weighted average purchase price of $2.01 per share. To the extent that additional options or warrants are exercised, new options or other share-based awards are issued under our equity incentive plans, or we issue additional ordinary shares in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

Certain of our existing shareholders have indicated an interest in purchasing up to an aggregate of $24.3 million of our ordinary shares in this offering at the initial public offering price. Assuming an initial public offering price of $6.00 per ordinary share, these existing shareholders would purchase an aggregate of up to approximately 4,050,000 of the 6,666,667 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell fewer or no shares in this offering to any of these shareholders, or any of these shareholders may determine to purchase fewer or no shares in this offering. The foregoing discussion and tables do not reflect these or any other potential purchases of ordinary shares by such shareholders in this offering.

RISK FACTORS

The “Risk Factors” section of the Preliminary Prospectus has been updated to include the following new risk factor:

We may be subject to potential liability, or other adverse consequences, as a result of our prior attempted initial public offering.

On July 30, 2014, we entered into an underwriting agreement with the underwriters in connection with our proposed initial public offering. As is customary in initial public offerings, our shares began trading, on a when-issued basis, on The NASDAQ Global Market the following day. However, that underwriting agreement was terminated on August 7, 2014 by the underwriters prior to closing of the offering, after one of our shareholders did not fund payment for shares it had previously agreed to purchase in the offering. As a result of the termination of the underwriting agreement, trading on the NASDAQ Global Market was terminated and no shares were issued pursuant to the underwriting agreement. We understand from NASDAQ that all of the trades that had occurred on The NASDAQ Global Market were also cancelled, resulting in all investors receiving the return of any purchase price that they had paid. Because of these unique circumstances and the limited precedent of initial public offerings failing to close, we cannot predict whether any investors who purchased shares in the offering or in the aftermarket, or any of our pre-existing shareholders, may assert a claim for damages or otherwise seek redress as a result of the termination of the offering. If such investors were to pursue any such claims, we could be subject to potential liability, which could have a material adverse effect on our business. Even if we were successful in defending against any such claims, litigation could result in substantial costs and be a distraction to management and other employees. Additionally, it is possible that the termination of the prior offering could result in potential regulatory action against us or reputational harm, which could adversely impact our relationships with current and potential future business partners, potential investors, employees or other third parties, or otherwise materially adversely affect our business.